

Mail Stop 3561

August 12, 2009

Mr. William Tay
President
Glacier Enterprises, Inc.
P.O. Box 42198
Philadelphia, PA 19101

> **Re:** **Glacier Enterprises, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed July 29, 2009**
> **File No. 000-53686**

Dear Mr. Tay:

We have completed our review of your Registration Statement on Form 10, as amended on July 29, 2009, and have no further comments at this time.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: William Tay
Via facsimile (917) 591-2648